SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # _____)

  ATS Medical, Inc.

(Name of Issuer)

             Common Stock, par value $0.01 per share

(Title of Class of Securities)

     002083103

(CUSIP Number)

Hilary Strain

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

                         (415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

                    June 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box :.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No.  002083103

13D

 Page 2 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

               Alta Partners IV, Inc.

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b) X

  (3)

SEC Use Only

  (4)

Source Of Funds*

              AF

  (5)

Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) Or 2(e):

  (6)

Citizenship Or Place Of Organization

              California

Please see Attachment A

Number Of Shares

(7)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(8)

Shared Voting Power

9,800,000 (1)

Person With

(9)

Sole Dispositive Power

-0-

(10)

Shared Dispositive Power  9,800,000 (1)

  (11)

Aggregate Amount Beneficially Owned By Each Reporting Person

               9,800,000 (1)

  (12)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (13)

Percent Of Class Represented By Amount In Row (11)

               16.58%  (2)

  (14)

Type Of Reporting Person

                           CO

*SEE INSTRUCTION BEFORE FILLING OUT!

 (1) Consists of 9,800,000 shares of ATS Medical, Inc. (the “Issuer”) Common Stock held by Alta Partners VIII, L.P. Excludes 1,960,000 shares potentially issuable to Alta Partners VIII, L.P. pursuant to a seven-year warrant subject to approval of the Issuer’s shareholders.

(2) Based on 59,098,372 shares of the Issuer’s Common Stock represented to the Reporting Persons as of June 30, 2007 by the Issuer.

CUSIP No. 002083103

13D

   Page 3 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Partners VIII, L.P.

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b) X

  (3)

SEC Use Only

  (4)

Source Of Funds*

       WC

  (5)

Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

  (6)

Citizenship Or Place Of Organization

       Delaware

Number Of Shares

(7)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(8)

Shared Voting Power

9,800,000 (1)

Person With

(9)

Sole Dispositive Power

-0-

(10)

Shared Dispositive Power  9,800,000 (1)

  (11)

Aggregate Amount Beneficially Owned By Each Reporting Person

                            9,800,000 (1)

  (12)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (13)

Percent Of Class Represented By Amount In Row (11)

                            16.58%  (2)

  (14)

Type Of Reporting Person

                            PN

*SEE INSTRUCTION BEFORE FILLING OUT!

(1) Consists of 9,800,000 shares of ATS Medical, Inc. (the “Issuer”) Common Stock held by Alta Partners VIII, L.P. Excludes 1,960,000 shares potentially issuable to Alta Partners VIII, L.P. pursuant to a seven-year warrant subject to approval of the Issuer’s shareholders.

(2) Based on 59,098,372 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2007 by the Issuer.

CUSIP No. 002083103

13D

          Page 4 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Partners Management VIII, LLC

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b) X

  (3)

SEC Use Only

  (4)

Source Of Funds*

       AF

  (5)

Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

  (6)

Citizenship Or Place Of Organization

       Delaware

Please see Footnote 1

Number Of Shares

(7)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(8)

Shared Voting Power

9,800,000 (1)

Person With

(9)

Sole Dispositive Power

-0-

(10)

Shared Dispositive Power  9,800,000 (1)

 (11)

Aggregate Amount Beneficially Owned By Each Reporting Person

                 9,800,000      (1)

  (12)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (13)

Percent Of Class Represented By Amount In Row (11)

                   16.58%  (2)

  (14)

Type Of Reporting Person

                      OO

*SEE INSTRUCTION BEFORE FILLING OUT!

(1) Consists of 9,800,000 shares of ATS Medical, Inc. (the “Issuer”) Common Stock held by Alta Partners VIII, L.P. Excludes 1,960,000 shares potentially issuable to Alta Partners VIII, L.P. pursuant to a seven-year warrant subject to approval of the Issuer’s shareholders.

(2) Based on 59,098,372 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2007 by the Issuer.

CUSIP No. 002083103

13D

          Page 5 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

             Farah Champsi

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b) X

  (3)

SEC Use Only

  (4)

Source Of Funds*

       AF

  (5)

Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

  (6)

Citizenship Or Place Of Organization

       U.S.A.

Number Of Shares

(7)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(8)

Shared Voting Power

9,800,000 (1)

Person With

(9)

Sole Dispositive Power

-0-

(10)

Shared Dispositive Power  9,800,000 (1)

(11)

Aggregate Amount Beneficially Owned By Each Reporting Person

                9,800,000   (1)

  (12)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (13)

Percent Of Class Represented By Amount In Row (11)

                  16.58%   (2)

  (14)

Type Of Reporting Person

                   IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(1) Consists of 9,800,000 shares of ATS Medical, Inc. (the “Issuer”) Common Stock held by Alta Partners VIII, L.P. Excludes 1,960,000 shares potentially issuable to Alta Partners VIII, L.P. pursuant to a seven-year warrant subject to approval of the Issuer’s shareholders.

(2) Based on 59,098,372 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2007 by the Issuer.

CUSIP No. 002083103

13D

                                                             Page 6 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Guy P. Nohra

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b) X

  (3)

SEC Use Only

  (4)

Source Of Funds*

          AF

  (5)

Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

  (6)

Citizenship Or Place Of Organization

          U.S.A.

Number Of Shares

(7)

Sole Voting Power

3,000  (3)

Beneficially Owned

By Each Reporting

(8)

Shared Voting Power

9,800,000 (1)

Person With

(9)

Sole Dispositive Power

3,000  (3)

(10)

Shared Dispositive Power  9,800,000 (1)

(11)

Aggregate Amount Beneficially Owned By Each Reporting Person

               9,803,000  (1)  (3)

  (12)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (13)

Percent Of Class Represented By Amount In Row (11)

                16.59%  (2)

  (14)

Type Of Reporting Person

                    IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(1) Consists of 9,800,000 shares of ATS Medical, Inc. (the “Issuer”) Common Stock held by Alta Partners VIII, L.P. Excludes 1,960,000 shares potentially issuable to Alta Partners VIII, L.P. pursuant to a seven-year warrant subject to approval of the Issuer’s shareholders.

(2) Based on 59,098,372 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2007 by the Issuer.

(3) Guy Nohra received a Restricted Stock Unit (“RSU”) for 3,000 shares of Common Stock upon  becoming a Director of the Issuer on June 28, 2007. The RSU is convertible into common stock of the Issuer on a 1-for-1 basis and it vests in full upon the second anniversary of the grant of the award.

CUSIP No. 002083103

13D

        Page 7 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b) X

  (3)

SEC Use Only

  (4)

Source Of Funds*

       AF

  (5)

Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

  (6)

Citizenship Or Place Of Organization

       U.S.A.

Number Of Shares

(7)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(8)

Shared Voting Power

9,800,000 (1)

Person With

(9)

Sole Dispositive Power

-0-

(10)

Shared Dispositive Power   9,800,000 (1)

(11)

Aggregate Amount Beneficially Owned By Each Reporting Person

                    9,800,000  (1)

  (12)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (13)

Percent Of Class Represented By Amount In Row (11)

                  16.58%  (2)

  (14)

Type Of Reporting Person

                    IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(1) Consists of 9,800,000 shares of ATS Medical, Inc. (the “Issuer”) Common Stock held by Alta Partners VIII, L.P. Excludes 1,960,000 shares potentially issuable to Alta Partners VIII, L.P. pursuant to a seven-year warrant subject to approval of the Issuer’s shareholders.

(2) Based on 59,098,372 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of June 30, 2007 by the Issuer.

Item 1.

Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of ATS Medical, Inc., a Minnesota corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3905 Annapolis Lane, Suite 105, Minneapolis MN 55447.

Item 2.

Identity and Background.

(a)

This Statement is being filed by (i) Alta Partners VIII, L.P., a Delaware limited partnership (“APVIII”); (ii) Alta Partners Management VIII, LLC, a Delaware limited liability company (“APMVIII”), the sole general partner of APVIII; (iv) Alta Partners IV, Inc., a California corporation (“APIV”) the management advisory company of APVIII and APMVIII; and (v) Farah Champsi, Guy Nohra and Daniel Janney (collectively referred to as the “Managing Directors”), the managing directors of APMVIII and officers or employees of APIV. APIV, APVIII and APMVIII and the Managing Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)

The principal executive offices of APVIII, APMVIII, and the business address of each Managing Director, are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c)

APIV provides investment advisory services APVIII.  APVIII’s principal business is acting as a venture capital investment vehicle.  APMVIII’s principal business is acting as general partner  of APVIII.  Each of the Managing Directors’ principal business is acting as a managing director of APMVIII and as an officer or employee of APIV.

(d)

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)

APIV is a California corporation.  APVIII is a Delaware limited partnership.  APMVIII is a Delaware limited liability company.  Each of the Managing Directors is a citizen of the United States.

Page 8 of 13 Pages

Item 3.

Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the securities reported hereby was $16,415,000.00. APVIII received the funds used to purchase such securities from capital contributions made to APVIII by  its partners for investment purposes.

Item 4.

Purpose of Transaction.

On June 19, 2007, the Issuer entered into a Common Stock and Warrant Purchase Agreement (the “Agreement”) with APVIII, pursuant to which the Issuer agreed to issue to APVIII an aggregate of 9,800,000 shares of Common Stock. In addition, the Issuer agreed to issue to APVIII a seven year warrant (the “Warrant”)  to purchase up to 1,960,000 shares of Common Stock, subject to the approval of the Issuer’s shareholders at the Issuer’s 2008 annual meeting (or any subsequent annual meeting) at an exercise price of $1.65 per share. Pursuant to the terms of the Purchase Agreement, APVIII agreed to pay $1.65 per share for the purchase of the Common Stock and $0.125 per underlying share for the purchase of the Warrant. The transaction closed on June 28, 2007.

Under the terms of the Warrant, the warrant becomes exercisable on the earlier of (i) June 28, 2007, or (ii) the date on which the Issuer receives shareholder approval to issue the shares issuable pursuant to the Warrant. If the Issuer has not received shareholder approval, APVIII shall be entitled to receive, upon exercise of the Warrant, in whole or in part, at any time and from time to time from June 28, 2008, cash from the Issuer in an amount equal to the difference between the then-current fair market value and the exercise price of the Warrant. If the Issuer receives shareholder approval to issue shares of Common Stock upon exercise of the Warrant, then the Warrant will be exercisable for shares of Common Stock. The Warrant expires  on June 28, 2014.

As a condition of the transaction, Guy Nohra was appointed to serve as a director of the Issuer effective upon closing of the transaction.

Subject to the foregoing, none of the Reporting Person have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to  propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or it subsidiaries, or other transactions which might have the effect of  causing the Common Stock to become eligible for termination of registration under Section 12 (g) of the Securities and Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

As a condition to the closing of the transaction, the proceeds of the transaction were used to acquire certain assets of CryoCath Technologies, Inc. pursuant to an Asset Purchase Agreement dated as of June 19, 2007. Pursuant to the Asset Purchase Agreement, and upon the terms and subject to the conditions thereof, the Issuer paid CryoCath U.S. $22 million at closing and will pay an additional U.S. $2 million twenty-four months after closing, and up to an additional U.S. $6 million in contingent payments, U.S. $2 million of which is contingent on the successful transition of manufacturing from CryoCath to the Company and U.S. $4 million of which is contingent upon the Company reaching certain levels of sales in 2009 and 2010 of one of the products that is

Page 9 of 13 Pages

manufactured and sold in the cryoablation surgical device business. The other terms of that transaction are described in the Issuer’s Current  Report on Form 8-K on July 5, 2007.

The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement and Warrant is qualified in its entirety by reference to the full text of the Purchase Agreement and Warrant, copies of which are filed as Exhibits B and C, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5.

Interest in Securities of the Issuer.

(a)

As of July 9, 2007 APVIII, APMVIII, APIV and each of the Managing Directors beneficially owned 9,800,000 shares of the Issuer’s Common Stock, representing 16.58% of the Issuer’s outstanding common stock. Based on 59,098,372 shares of the Issuer’s Common Stock outstanding represented to the Reporting Persons. Guy Nohra received a Restricted Stock Unit (“RSU”) for 3,000 shares of Common Stock immediately upon becoming a Director of the Issuer on June 28, 2007. The RSU is convertible into Common Stock of the Issuer on a 1-to-1 basis. It vests upon the second anniversary of the grant of the award.

(b)

APVIII has the power to dispose of and vote 9,800,000 shares of Common Stock, APMVIII, as a general partner of APVIII, may be deemed to have the power to direct the voting and disposition of the 9,800,000 shares held directly by APVIII. By virtue of its relationships with APVIII and APMVIII, APIV may be deemed to share the power to direct the disposition and vote of the 9,800,000 shares of Common Stock held directly by APVIII. By virtue of their positions as managing directors of APMVIII and officers or employees of APIV, each Managing Director may be deemed to share the power to direct the disposition and vote of the 9,800,000 shares held directly by APVIII.

(c)

Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock) beneficially owned by any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Registration Rights Agreement dated June 19, 2007, APVIII was granted, subject to certain restrictions and limitations, certain shelf registration rights with respect to the shares of Common Stock, it purchased pursuant to the Agreement and shares underlying the Warrant. Under the terms of the Registration Rights Agreement, the Issuer will as soon as reasonably practicable following the Closing of the transaction, but not later than thirty days after the Closing, the Issuer shall prepare as soon as reasonably practical following the and file with the SEC a Registration Statement on Form S-3 covering the resale of the shares and the Shareholder Approval of the warrants , but no later than thirty days after the Shareholder Approval Date shall prepare and file with the

Page 10 of 13 Pages

SEC a Registration Statement on a form S-3covering the resale of the shares underlying the warrants. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D (including pursuant to the Purchase Agreement, Warrant and the Registration Rights Agreement) the Reporting Persons are not parties to any other contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Statement.

Exhibit B: Common Stock and Warrant Purchase Agreement (incorporated by reference to Exhibit 10 to the Form 8-K filed by the Issuer on June 25, 2007).

Exhibit C: Warrant (incorporated by reference to Exhibit 10 to the Form 8-K filed by the Issuer on June 25, 2007).

Exhibit D: Registration Rights Agreement (incorporated by reference to Exhibit 10 to the Form 8-K filed by the Issuer on June 25, 2007).

Page 11 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 9, 2007

Alta Partners VIII, Inc.

By:

       /s/ Guy Nohra

Guy Nohra, President

Alta Partners VIII, L.P.

By Alta Partners Management VIII, LLC

By:

Guy Nohra, Managing Director

Alta Partners Management VIII, LLC

By:

Guy Nohra, Managing Director

              /s/ Farah Champsi

Garrett Gruener

              /s/ Guy Nohra

Guy Nohra

              /s/ Daniel Janney

Daniel Janney

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: July 9, 2007

Alta Partners VIII, Inc.

By:         /s/ Guy Nohra

Guy Nohra, President

Alta Partners VIII, L.P.

By Alta Partners Management VIII, LLC

By:

Guy Nohra, Managing Director

Alta Partners Management VIII, LLC

By:

Guy Nohra, Managing Director

              /s/ Farah Champsi

Garrett Gruener

              /s/ Guy Nohra

Guy Nohra

              /s/ Daniel Janney

Daniel Janney